UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-52161
CUSIP NUMBER 571151109

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: January 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

JAMMIN JAVA CORP.
Full Name of Registrant

Former Name if Applicable

8200 Wilshire Boulevard, Suite 200
Address of Principal Executive Office (Street and Number)

Beverly Hills, California 90211
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant has experienced a delay in the preparation and review of its Annual Report on Form 10−K. This delay could not be avoided without unreasonable effort or expense. The Registrant anticipates that the Form 10−K will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anh Tran	323	556-0746
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended January 31, 2012 (“Fiscal 2012”), the Registrant grew from a development stage company with approximately $1,037 in sales revenue for the fiscal year ended January 31, 2011 (“Fiscal 2011”) into a company with more substantial operations. The Registrant expects sales revenue of $402,700 for Fiscal 2012, an increase of $401,661, as compared to Fiscal 2011. The Registrant expects a net loss of $2,466,039 for Fiscal 2012, compared to $151,235 for Fiscal 2011. The principal reason for the expected increase in net loss was an increase in professional fees, payroll, selling expenses, corporate reporting expenses and stock compensation expenses associated with options granted.

Because the Registrant has not issued its financial statements for Fiscal 2012, all financial results described herein should be considered preliminary and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified in connection with these matters.

FORWARD-LOOKING STATEMENTS

This filing includes “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they prove incorrect or never materialize, could cause our results to differ materially and adversely from those expressed or implied by such forward-looking statements. Such forward-looking statements include, but are not limited to any statements, predictions and expectations regarding our sales revenue, net losses and operations, our expectations regarding the timing and timeliness of any future filings (including, but not limited to, our Annual Report on Form 10-K for Fiscal 2012) with the Securities and Exchange Commission, our financial condition or prospects, and any other statement that is not historical fact. Forward-looking statements are often identified by the use of words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “continue,” “expect,” “believe,” “anticipate,” “estimate,” “predict,” “potential,” “plan,” “seek” and similar expressions and variations or the negativities of these terms or other comparable terminology.

These forward-looking statements are based on the expectations, estimates, projections, beliefs and assumptions of our management based on information currently available to management, all of which is subject to change. Such forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and could cause actual results to differ materially from those stated or implied by our forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified under “Risk Factors” in our Annual Report on Form 10-K for Fiscal 2011 and in our subsequent filings with the Securities and Exchange Commission made prior to or after the date hereof. We undertake no obligation to revise or update publicly any forward-looking statements to reflect events or circumstances after the date of such statements for any reason except as otherwise required by law.

JAMMIN JAVA CORP.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2012	By: /s/ Anh Tran
Anh Tran, President, Chief Operating Officer, Secretary and Treasurer

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